Exhibit 99.1

Silicon Motion Technology Corporation Prices Upsized Offering of $1.0 Billion Convertible Senior Notes due 2031

•	Opportunistic capital raise with proceeds intended to enhance financial flexibility and support growth initiatives

TAIPEI, Taiwan and MILPITAS, Calif., August 10, 2026 (GLOBE NEWSWIRE) – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion”), a global leader in designing and marketing NAND flash controllers for solid-state storage devices (“SSDs”), today announced the pricing of its offering of $1,000,000,000 aggregate principal amount of 0.00% convertible senior notes due 2031 (the “Notes”) in a private offering to persons reasonably believed to be “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The offering size was increased from the previously announced offering size of $800,000,000 aggregate principal amount of Notes. The issuance and sale of the Notes are scheduled to settle on August 13, 2026, subject to customary closing conditions. Silicon Motion also granted the initial purchasers of the Notes an option to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $150,000,000 aggregate principal amount of Notes.

The Notes will be senior, unsecured obligations of Silicon Motion. The Notes will not bear regular interest, and the principal amount of the Notes will not accrete. The Notes will mature on August 15, 2031, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding May 15, 2031, holders of the Notes will have the right to convert their Notes upon the satisfaction of specified conditions and during certain periods. On or after May 15, 2031 until the close of business on the second scheduled trading day immediately preceding the maturity date, the Notes will be convertible at the option of the holders at any time regardless of these conditions. Silicon Motion will settle each conversion by paying the principal amount (or, if less, the conversion value) of the Notes in cash, and any conversion value in excess of the principal amount will be settled in cash, American depositary shares of Silicon Motion (the “ADSs”), each representing four ordinary shares of Silicon Motion, par value $0.01 per share, or any combination thereof, at Silicon Motion’s election. The initial conversion rate of the Notes is 2.6281 ADSs per $1,000 principal amount of Notes (which represents an initial conversion price of approximately $380.50 per ADS). The initial conversion price represents a premium of approximately 65.0% over the last reported sale price of $230.61 per ADS on the Nasdaq Global Select Market on August 10, 2026. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

Silicon Motion may redeem the Notes for cash at its option, in whole but not in part, in connection with certain tax-related events. In addition, the Notes will be redeemable, in whole or in part (subject to certain limitations), for cash, at Silicon Motion’s option, on or after August 20, 2029 if the last reported sale price of the ADSs equals or exceeds 130% of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price, in each case, will be equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. Holders of the Notes will have the right to require Silicon Motion to repurchase their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) or on August 15, 2029, in each case, at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the applicable repurchase date.

Silicon Motion estimates that the net proceeds from the offering will be $980 million (or $1,127 million if the initial purchasers fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts but before deducting estimated offering expenses. Silicon Motion intends to use the net proceeds for general corporate purposes and to repay amounts outstanding under its credit agreement. Pending the use of the net proceeds from this offering as described above, Silicon Motion may invest the net proceeds in short-term, investment grade, interest-bearing securities.

The offer and sale of the Notes, the ADSs, if any, issuable upon conversion of the Notes, and the ordinary shares represented thereby, have not been, and will not be, registered under the Securities Act, or any other securities laws, and the Notes, any such ADSs and ordinary shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the Notes, the ADSs, if any, issuable upon conversion of the Notes or the ordinary shares represented thereby, nor will there be any offer, solicitation or sale of the Notes, any such ADSs or ordinary shares, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Silicon Motion Technology Corporation

Silicon Motion Technology Corporation (NasdaqGS: SIMO) is the global leader in supplying NAND flash controllers for SSDs. The company ships more SSD controllers than any other supplier worldwide for servers, PCs, and other edge devices, and is also the leading merchant provider of eMMC and UFS embedded storage controllers used in smartphones, IoT products, and automotive applications.

Silicon Motion also delivers customized, high-performance controller solutions for Enterprise SSDs, Enterprise boot drives, Edge SSDs, Embedded UFS & eMMC, and Ferri solutions for automotive. Its controllers and storage solutions are designed to power the world’s most advanced AI Infrastructure, Edge AI, and Physical AI, combining high performance, low power, and proven reliability.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the completion of the offering and the expected amount and intended use of the net proceeds. Forward-looking statements represent Silicon Motion’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those indicated in, or implied by, the forward-looking statements. Among those risks and uncertainties are market conditions, the satisfaction of the closing conditions related to the offering and risks relating to Silicon Motion’s business, including those described in documents Silicon Motion files from time to time with the U.S. Securities and Exchange Commission, including Silicon Motion’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026. Silicon Motion may not consummate the offering described in this press release and, if the offering is consummated, cannot provide any assurances regarding its ability to effectively apply the net proceeds as described above. The forward-looking statements included in this press release speak only as of the date of this press release, and Silicon Motion does not undertake to update the statements included in this press release for subsequent developments, except as may be required by law.

Silicon Motion Investor Contacts:

Tom Sepenzis Vice President of Investor Relations & Strategy tsepenzis@siliconmotion.com	Selina Hsieh Investor Relations ir@siliconmotion.com

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